UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 000-25867

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Nautilus, Inc.
401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Nautilus, Inc.
17750 SE 6th Way
Vancouver, Washington 98683

NAUTILUS, INC. 401(k) SAVINGS PLAN
FORM 11-K

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Nautilus, Inc. 401(k) Savings Plan
Vancouver, Washington

We have audited the accompanying statements of net assets available for benefits of the Nautilus, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years ended December 31, 2014 and 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years ended December 31, 2014 and 2013, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of Form 5500, Schedule H, Line 4i - Schedule of Assets (Held At End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Perkins & Company, P.C.

Portland, Oregon
June 22, 2015

NAUTILUS, INC. 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2014 AND 2013

	As of December 31,
	2014	2013
ASSETS
Investments, at fair value (Note 3)	$21,626,763	$19,969,606
Notes receivable from participants	293,101	259,645
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	21,919,864	20,229,251
Adjustment from fair value to contract value for T. Rowe Price Stable Value Fund (Note 5)	(11,013)	(14,471)
NET ASSETS AVAILABLE FOR BENEFITS	$21,908,851	$20,214,780

See accompanying notes to financial statements.

NAUTILUS, INC. 401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2014 AND 2013

	Year Ended December 31,
	2014	2013
ADDITIONS
Investment income:
Net increase in fair value of investments (Note 4)	$661,915	$3,574,468
Interest and dividends	1,154,243	608,975
Net investment income	1,816,158	4,183,443
Interest income on notes receivable from participants	11,532	10,435
Contributions:
Participants	1,461,088	1,313,109
Employer	625,250	551,301
Rollover contributions	53,519	319,294
Total Contributions	2,139,857	2,183,704
Total Additions	3,967,547	6,377,582
DEDUCTIONS
Benefits paid to participants	(2,268,009)	(1,440,682)
Administrative expenses	(5,467)	(6,074)
Total Deductions	(2,273,476)	(1,446,756)
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	1,694,071	4,930,826
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	20,214,780	15,283,954
End of year	$21,908,851	$20,214,780

See accompanying notes to financial statements.

NAUTILUS, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

(1) DESCRIPTION OF PLAN

The following description of the Nautilus, Inc. 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for a complete description of the Plan's provisions.

General - The Plan is a defined contribution 401(k) plan maintained for the benefit of all eligible employees of Nautilus, Inc. (the “Company” or “Nautilus”). The Plan was established effective January 1, 1999, and contributions to the Plan began on March 4, 1999. The Plan was amended and restated on January 1, 2009 to comply with the Employee Retirement Income Security Act of 1974 (“ERISA”) and to standardize operating procedures.

Eligibility - The Plan is available to all full-time employees of the Company who are age 18 or older. The Plan is subject to the provisions of ERISA.

Trustee -T. Rowe Price Trust Company (“T. Rowe Price” or “TRP”) is the Plan's trustee and holds all investments of the Plan.

Administration of the Plan - The Company is the named fiduciary and administrator of the Plan, as well as the plan sponsor, as defined by ERISA. The Company has contracted with T. Rowe Price to provide record keeping services with respect to the Plan.

Contributions - Participants may voluntarily contribute between 1% and 75% of their eligible compensation. Employee contributions were limited to $17,500 in 2014 and 2013, as prescribed by the Internal Revenue Code (“IRC”). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined contribution plans. After tax contributions are not permitted by the Plan. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3% of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant. The deferral automatically increases by 1%, to a maximum of 6%, annually on January 1.

Effective January 1, 2013, the Plan was amended to reinstate a company match. Matching contributions are subject to certain limitations by the Plan. For each eligible participant, the Company contributes matching contributions equal to (i) 100% of the participant's elective deferrals that do not exceed 1% of compensation for the allocation period and (ii) 50% of the participant's elective deferrals that exceed 1% of compensation for the allocation period but do not exceed 6% of compensation for the allocation period.

Investment Options - Participants direct the investment of their contributions and the Company's matching contributions into various investment options offered by the Plan. The Plan currently offers investments in Nautilus's common stock, a common trust fund, and mutual funds offered through a registered investment company. Participants may not direct more than 20% of their voluntary contributions or transfer more than 20% of their account balance into Nautilus' common stock.

Participant Accounts - A separate account is maintained for each participant. Each account is credited with the participant's and Company's matching contributions and allocations of Plan earnings. All amounts in participant accounts are participant directed.

Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Previously, vesting in the Company's matching contribution portion of a participant's account, plus actual earnings thereon, was pursuant to the following vesting schedule.

Years of Service:	Vesting Percentage
Less than 1	—%
1	25%
2	100%

Effective April 18, 2009, the Plan was amended to fully vest employer matching contributions for eligible employees who were either active on April 18, 2009 or terminated on or after July 24, 2008 and before April 18, 2009.

Payment of Benefits - Upon termination of service, a participant may receive (i) a lump-sum distribution equal to his or her vested account value, (ii) elect to maintain his or her account in the Plan until a future date, or (iii) elect to receive distributions in the form of installment payments.

Forfeitures - Forfeited non-vested balances are used to reduce future employer matching contributions. As of December 31, 2014 and 2013, forfeited non-vested balances totaled $320 and $23, respectively. During 2014 and 2013, $5,980 and $1,260 in forfeitures, respectively, were utilized to reduce employer corrective contributions. In addition, during 2014 and 2013, $17,203 and $26,318 of forfeitures, respectively, were used to reduce employer matching contributions.

Notes Receivable from Participants - The Plan allows participants to borrow from their accounts in amounts ranging from a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Only one loan per participant may be outstanding at any one time. Terms of all loans (other than primary residence loans) are five years. Primary residence loans are limited to fifteen years. Interest rates are based on the Wall Street Journal's Prime Rate published on the prior business day plus 1%. Loans outstanding as of December 31, 2014 bear interest at a rate of 4.25%. Loan repayments are made via payroll deduction on a bi-weekly basis and are reinvested according to the participant's investment allocation in effect at the time of the loan repayment. Loans are due in full 90 days from the date of a participant's termination of employment with Nautilus.

(2) SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition - The Plan's investments are generally stated at fair value. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

The Company's common stock is valued at the closing price reported on the New York Stock Exchange on the last business day of the Plan year.

The Stable Value Fund (see Note 5) is comprised of investment contracts which are stated at fair value (determined based on the net asset value of its underlying investments) and included as a component of investments in the statements of net assets available for benefits; the adjustment from fair value to contract value is reported in a separate line in the statements of net assets available for benefits. The statements of changes in net assets available for benefits are presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Benefit Payments - Benefit payments are recorded when the funds are distributed.

Administrative Expenses - Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(3) FAIR VALUE MEASUREMENTS

Accounting guidance defines fair value as the price that would be received from selling an asset or the cost to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of nonperformance. The Plan's valuation methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Accounting guidance also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. According to guidance, three levels of inputs may be used to measure fair value:

Level 1 - observable inputs such as quoted prices (unadjusted) in active liquid markets for identical securities as of the reporting date;

Level 2 - other significant directly or indirectly observable inputs, including quoted prices for similar securities, interest rates, prepayment speeds and credit risk; or observable market prices in markets with insufficient volume and/or infrequent transactions; and

Level 3 - significant inputs that are generally unobservable inputs for which there is little or no market data available, including our own assumptions in determining fair value.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Common stocks - Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds - Valued at the net asset value as reported on national securities exchanges at the end of each business day.

Common collective trust funds - Valued at the net asset value (NAV) of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The following table presents investments measured at fair value, categorized on the basis of the investments' nature and risk, as of December 31, 2014:

	Fair Value as of December 31, 2014
	Level 1	Level 2	Total
Mutual funds:
U.S. small-cap equities	$919,856	$—	$919,856
U.S. mid-cap equities	2,071,490	—	2,071,490
U.S. large-cap equities	4,632,508	—	4,632,508
Non-U.S. large-cap equities	1,020,520	—	1,020,520
Intermediate-term corporate bonds	627,244	—	627,244
Balanced	10,375,745	—	10,375,745
Total Mutual funds	19,647,363	—	19,647,363
Common stock of Nautilus, Inc.	1,219,738	—	1,219,738
Stable Value Fund (Note 5)	—	759,662	759,662
Total fair value of investments	$20,867,101	$759,662	$21,626,763

The following table presents investments measured at fair value as of December 31, 2013:

	Fair Value as of December 31, 2013
	Level 1	Level 2	Total
Mutual funds:
U.S. small-cap equities	$911,907	$—	$911,907
U.S. mid-cap equities	2,001,228	—	2,001,228
U.S. large-cap equities	4,157,726	—	4,157,726
Non-U.S. large-cap equities	1,026,322	—	1,026,322
Intermediate-term corporate bonds	657,746	—	657,746
Balanced	9,483,656	—	9,483,656
Total Mutual funds	18,238,585	—	18,238,585
Common stock of Nautilus, Inc.	695,521	—	695,521
Stable Value Fund (Note 5)	—	1,035,500	1,035,500
Total fair value of investments	$18,934,106	$1,035,500	$19,969,606

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2014 and 2013, respectively:

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
T. Rowe Price Stable Value Common Trust Fund	$759,662	n/a	Daily	12 or 30 months

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
T. Rowe Price Stable Value Common Trust Fund	$1,035,500	n/a	Daily	12 or 30 months

(4) INVESTMENTS

The Plan's investments (including investments purchased and sold as well as held during the year) appreciated in fair value, as determined by quoted market prices, in the years ended December 31, as follows:

	Year Ended December 31,
	2014	2013
Mutual funds	$106,300	$3,174,408
Nautilus, Inc. common stock	555,615	400,060
Net increase in fair value of investments	$661,915	$3,574,468

The following table presents investments representing 5% or more of the fair value of the Plan's net assets as of December 31:

	As of December 31,
	2014	2013
T. Rowe Price Retirement 2030 Fund	$3,272,282	$2,943,760
T. Rowe Price Retirement 2040 Fund	2,752,120	2,195,986
T. Rowe Price Growth Stock Fund	2,646,812	2,551,346
T. Rowe Price Mid-Cap Growth Fund	1,734,488	1,673,263
T. Rowe Price Retirement 2050 Fund	1,387,684	1,092,662
T. Rowe Price Balanced Fund	1,372,806	1,295,538
T. Rowe Price Retirement 2020 Fund	1,369,251	1,726,993
Nautilus, Inc. common stock	1,219,738	695,521
Oakmark International Fund	1,020,520	1,026,322
T. Rowe Price Stable Value Fund Sch E(*)	759,662	1,035,500
Investments that represent less than 5%	4,091,400	3,732,715
Total investments, at fair value	$21,626,763	$19,969,606

(*) T. Rowe Price Stable Value Fund is stated at fair value. Contract value for this fund is $748,649 and $1,021,029 as of December 31, 2014 and 2013, respectively.

(5) STABLE VALUE FUND

The Stable Value Fund (the “Fund”) is a common trust fund sponsored by T. Rowe Price. The Fund invests principally in guaranteed investment contracts (GICs) issued by insurance companies; investment contracts issued by banks; structured or synthetic investment contracts (SICs) issued by banks, insurance companies and other issuers, as well as the securities supporting such SICs (underlying assets); separate account contracts (SACs); and other similar instruments that are intended to maintain a constant NAV while permitting participant-initiated benefit-responsive withdrawals for certain events (collectively, investment contracts).

The beneficial interest of each participant is represented by units. Fund units may be redeemed on a daily basis to meet benefit payments and other participant-initiated withdrawals permitted by the Plan at the Fund's constant NAV of $1 per unit. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.

Because the Fund is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the Fund. The Fund is presented on the face of the statement of net assets available for benefits at fair value with an adjustment to contract value in arriving at net assets available for benefits. Contract value, as reported to the Plan by T. Rowe Price, represents contributions made under the contract, plus earnings, less participant withdrawals, and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the Fund at December 31, 2014 and 2013, was $759,662 and $1,305,500, respectively. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator believes that any events that would limit the Plan's ability to transact at contract value with participants are probable of not occurring.

In addition, issuers of investment contracts have certain rights to terminate a contract and settle at an amount that differs from contract value. For example, certain breaches by the Fund of its obligations, representations or warranties under the terms of an investment contract can result in its termination at market value, which may differ from contract value. Investment contracts also may provide for termination with no payment obligation from the issuer if the performance of the contract constitutes a prohibited transaction under ERISA or other applicable law. SICs and SACs also may provide issuers with the right to reduce contract value in the event an underlying investment suffers a credit event or the right to terminate the contract in the event certain investment guidelines are materially breached and not cured.

There is also no guarantee that the Fund will always be able to have SICs in place with respect to its fixed income securities or that it will be able to invest the desired portion of its assets in investment contracts that are fully benefit responsive. In the event a replacement from another issuer cannot be secured, the Fund will have to recognize currently the fair value of certain assets, possibly including the contract and/or underlying assets. These values may be less than contract value and could result in a loss of principal and/or reduction in earnings with respect to unit holders' investment in the Fund. Further, in the case of a SAC, the Fund could experience a delay in accessing the assets in the underlying separate account, which, in turn, could result in a further loss of value or earnings. Similarly, a loss of principal or reduction of earnings could occur as a result of a GIC issuer's bankruptcy or other significant credit event that causes the issuer to not satisfy its payment obligations.

The average yields earned by the Fund are as follows:

Average yields:	2014	2013
Based on actual earnings	1.83%	2.06%
Based on interest rate credited to participants	2.29%	2.29%

(6) EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in shares of the Company's common stock, at the direction of the participants, and shares of mutual funds and the Stable Value fund managed by T. Rowe Price. TRP is the trustee and record keeper as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions under U.S. Department of Labor regulations.

(7) INCOME TAX STATUS

The Plan is based on an underlying non-standardized prototype plan. The prototype plan obtained its latest determination letter on March 31, 2008, in which the Internal Revenue Service (“IRS”) stated that the prototype plan, as then designed, was qualified under the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan meets the criteria for qualification under the IRC, and that, the related trust is tax exempt. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require the recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

(8) PLAN TERMINATION

While it has not expressed any intent to do so, the Company may terminate the Plan at any time, subject to the provisions of ERISA. In the event of total or partial termination of the Plan, participants will become 100% vested in their accounts.

(9) RISKS AND UNCERTAINTIES

The Plan allows for investment in various securities including mutual funds, common/collective trust funds and the Company's common stock. Investment securities are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect (i) participant's account balances and (ii) the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

(10) RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Following is a reconciliation to IRS Form 5500 of net assets available for benefits as of December 31:

	As of December 31,
	2014	2013
Net assets available for benefits	$21,908,851	$20,214,780
Fair value adjustment of fully benefit-responsive investment contracts	11,013	14,471
Net assets available for benefits per IRS Form 5500, at fair value	$21,919,864	$20,229,251

Following is a reconciliation to IRS Form 5500 of changes in net assets available for benefits for the years ended December 31:

	Year Ended December 31,
	2014	2013
Increase in net assets	$1,694,071	$4,930,826
Fair value adjustment of fully benefit-responsive investment contracts	(3,458)	(26,520)
Net income per IRS Form 5500	$1,690,613	$4,904,306

NAUTILUS, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i-
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2014
EIN# 94-3002667
PLAN# 001

(a)	(b) Identity of Issue/ (c) Description of Investment	(d) Cost (1)	(e) Current Value
	Mutual Funds:
	Bond Funds
	PIMCO Total Return Fund		$627,244
	Stock Funds
	Oakmark International Fund		1,020,520
*	T. Rowe Price Balanced Fund		1,372,806
*	T. Rowe Price Equity Income Fund		950,470
*	T. Rowe Price Equity Index 500 Fund		1,035,225
*	T. Rowe Price Growth Stock Fund		2,646,812
*	T. Rowe Price Mid-Cap Growth Fund		1,734,488
*	T. Rowe Price Mid-Cap Value Fund		337,002
*	T. Rowe Price Retire Bal Inv		51,908
*	T. Rowe Price Retirement 2010 Fund		169,695
*	T. Rowe Price Retirement 2020 Fund		1,369,251
*	T. Rowe Price Retirement 2030 Fund		3,272,282
*	T. Rowe Price Retirement 2040 Fund		2,752,120
*	T. Rowe Price Retirement 2050 Fund		1,387,684
*	T. Rowe Price Small-Cap Value Fund		437,065
	RS Small Cap Equity A		482,791
	Total mutual funds		19,647,363
	Common Trust Fund:
*	T. Rowe Price Stable Value Fund Sch E		759,662
*	Nautilus, Inc. Common Stock		1,219,738
	Participant Loans - Interest rates of 4.25%, maturing from 01/10/15 to 11/30/19	$—	293,101
			$21,919,864

*Denotes a party-in-interest with respect to the Plan.
(1) Historical cost information is not required for participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Nautilus, Inc. 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NAUTILUS, INC. 401(k) SAVINGS PLAN (Name of Plan)

June 22, 2015	By:	/s/ Wayne M. Bolio
Date		Wayne M. Bolio
Senior Vice President, Law and Human Resources, General Counsel Nautilus, Inc.

INDEX TO EXHIBITS

Exhibit
Number	Description

23.1	Consent of Perkins & Company, P.C., Independent Registered Public Accounting Firm